EXHIBIT 12

GAS TRANSMISSION NORTHWEST CORPORATION

EXHIBIT 12 - RATIO OF EARNINGS TO FIXED CHARGES

($ in millions)

	For the Six Months Ended
Ratio of Earnings to Fixed Charges	June 30, 2004	June 30, 2003
Earnings
Net income	$29.1	$29.3
Adjustments:
Income taxes	18.5	19.0
Fixed charges (as below)	19.4	20.2

Total adjusted earnings	$67.0	$68.5

Fixed charges:
Net interest expense	$19.0	$19.8
Adjustments:
Interest component of rents	0.1	0.2
AFUDC debt	0.2	0.2

Total fixed charges	$19.4	$20.2

Ratio of earnings to fixed charges	3.5	3.4